Mail Stop 4561

September 30, 2008

Mr. David A. Viniar
Chief Financial Officer
The Goldman Sachs Group, Inc.
85 Broad Street
New York, NY 10004

Re: **The Goldman Sachs Group, Inc.**
        Form 10-K for the year ended November 30, 2007
        Filed January 29, 2008
        Form 10-Q for the quarter ended May 30, 2008
        Filed July 7, 2008
        File No. 001-14965

Dear Mr. Viniar:

        We have reviewed your response letter dated September 5, 2008 and have the following additional comment. Please be as detailed as necessary in your response. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended November 30, 2007

Item 2 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 62

1. We have reviewed your response to comment 1. You state in your response that certain expected rule and market share changes have to occur for the NYSE to recapture its lost market share and these expected changes are factored into the estimated future cash flows incorporated into your impairment test. Please

address the following items as they relate to your calculation of the expected cash flows of your specialist rights intangible asset:

- In determining the expected cash flows, tell us how you determined that it was appropriate to assume that the proposed rule changes would take effect given that they were recently proposed as of December 31, 2007 and the rule changes would have a probable impact on expected cash flows.
- Please provide us with more details regarding how you factored the proposed rule changes into the expected cash flows and specifically how were you able to estimate the increased cash flows related to the proposed rule changes.
- Tell us whether you used one cash flow scenario assuming the proposed rule changes or you used several cash flow scenarios and weighted them. In your response, describe each scenario, the significant assumptions and how you weighted each scenario. If you used only one cash flow scenario assuming the proposed rule changes took place, explain how you probability weighted or risk-assessed the cash flows.
- Explain the timing of the cash flows related to the proposed rule changes. For example, tell us at what point in time in the expected cash flows you assumed the rules would change and how that was reflected in the expected cash flows.
- Please quantify the impact of the proposed rule changes on gross cash flows and whether the trading specialist intangible would be impaired absent the assumed cash flows related to the proposed rule changes and the amount of the impairment.

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Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Jessica Barberich at (202) 551-3782 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Daniel Gordon
Branch Chief